January 13, 2026

Shengwei (Sean) Da
Chief Executive Officer
AMC Robotics Corp
12 East 49th Street, Suite 1805
New York, New York 10017

        Re: AMC Robotics Corp
            Registration Statement on Form S-1
            Filed December 30, 2025
            File No. 333-292488
Dear Shengwei (Sean) Da:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Jeffrey Gallant